VOTING AND SUPPORT AGREEMENT

August 31, 2015

To: The Undersigned Shareholder of Cannon Point Resources Ltd.

Ladies and Gentlemen:

Re:      Cannon Point Resources Ltd. (“Cannon Point”)

            Northern Dynasty Minerals Ltd. (“Northern Dynasty”) and Cannon Point have entered into an agreement (the “Arrangement Agreement”) dated August 31, 2015, pursuant to which Northern Dynasty will acquire all of the issued and outstanding securities of Cannon Point (the “Arrangement”). Capitalized terms used herein but which are not defined herein shall have the meanings set forth in the Arrangement Agreement.

            The undersigned (the “Shareholder”) is the beneficial owner of that number of Cannon Point common shares (the “Cannon Point Shares”), Cannon Point stock options and Cannon Point warrants (collectively, the “Cannon Point Subject Securities”) set forth on the Shareholder’s signature page attached to this agreement (the “Agreement”) and has agreed to enter into this Agreement in connection with the Arrangement. For greater certainty, the term “Cannon Point Subject Securities” shall include:

(i)

all of the Cannon Point Shares that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by, the Shareholder after the date hereof and prior to the Meeting, including all of the Cannon Point Shares issued upon the conversion, exchange or exercise of any securities of Cannon Point convertible into or exchangeable or exercisable to Cannon Point Shares held by the Shareholder or which may otherwise be acquired by the Shareholder after the date hereof and prior to the Meeting; and

(ii)

all of the Cannon Point Shares or other securities for which the Cannon Point Subject Securities may be exchanged, received or into which the Cannon Point Subject Securities may be converted or otherwise changed pursuant to any stock split, stock consolidation, merger, reorganization, recapitalization, amalgamation, plan of arrangement or other business combination involving Cannon Point prior to the Meeting.

            NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Northern Dynasty and the Shareholder (collectively, the “Parties”) agree as follows:

1.	Agreement to Vote Cannon Point Subject Securities

	(a)	The Shareholder hereby covenants, undertakes and agrees that it shall:

		(i)	vote (or cause to be voted) all of the Cannon Point Subject Securities (to the extent that such Cannon Point Subject Securities are entitled to a vote in respect of such matters):

(A)

in favour of the approval, consent, ratification and adoption of the resolution approving the Arrangement (the “Arrangement Resolution”), and the Arrangement Agreement (and any actions required in furtherance thereof), including as required by the TSX Venture Exchange (“TSXV”) and pursuant to the Business Corporations Act (British Columbia), and at every meeting of the securityholders of Cannon Point at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(B)

against any resolution proposed by Cannon Point or any other person that could adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(ii)

deliver, or cause to be delivered, to Cannon Point's transfer agent, or as otherwise directed by Cannon Point, after receipt of proxy materials for, and no later than fifteen (15) calendar days before the date of the Cannon Point Meeting, or any other meeting of the securityholders (or any of them) of Cannon Point called for the purpose of approving the Arrangement Resolution and the Arrangement Agreement, a duly executed proxy or form of proxy directing that the Cannon Point Subject Securities be voted at such meeting in favour of the Arrangement Resolution and the foregoing related matters;

(iii)	not support any action that is intended or could be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement; and

(iv)	not do anything that could be expected to frustrate or hinder the consummation of the Arrangement.

(b)	The Shareholder shall not, and hereby agrees not to:

	(i)	assert or exercise any dissent rights in respect of the Arrangement that the Shareholder may have; or

(ii)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Cannon Point or Northern Dynasty or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or the consummation of the Arrangement.

(c)

The Shareholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Shareholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

2.	No Sale, Transfer or Encumbrance, Additional Purchases.

            Except with the prior written consent of Northern Dynasty, the Shareholder agrees and covenants in favour of Northern Dynasty not to option, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of any of the Cannon Point Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith (including any derivative Arrangement that has the effect of reducing the economic exposure of the Shareholder to the Cannon Point Subject Securities), provided that the Shareholder may transfer any of the Cannon Point Subject Securities to a trust or other legal entity over which the Shareholder has control and is able to direct the voting of such Cannon Point Subject Securities, or sell any of the Cannon Point Subject Securities without the prior written consent of Northern Dynasty, so long as the purchaser agrees to be bound by the terms of this Agreement and enter into an agreement with Northern Dynasty on the same terms and conditions as this Agreement.

            The Shareholder agrees that any Cannon Point Shares purchased or acquired after the date hereof shall be subject to the terms of the Agreement to the same extent as the Cannon Point Subject Securities.

3.        Representations and Warranties of the Shareholder

            The Shareholder represents and warrants that: (a) it owns, directly or indirectly, or has direction or control over, the Cannon Point Subject Securities free and clear of all encumbrances, and does not own, directly or indirectly, or exercise control or direction over, any other securities of Cannon Point; (b) it has the sole right to vote the Cannon Point Subject Securities; (c) other than this Agreement, none of the Cannon Point Subject Securities are subject to any adverse claim or voting agreement, proxy, voting trust, vote pooling or other agreement with respect to the right to vote the Cannon Point Subject Securities or call meetings of holders of Cannon Point Shares; (d) no person, firm, or corporation has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Cannon Point Subject Securities; (e) it has full power and authority to make, enter into and carry out the terms of this Agreement; and (f) there are no legal proceedings in progress before any public body, court or authority or, to the knowledge of the Shareholder, pending or threatened against the Shareholder that would adversely affect in any manner the ability of the Shareholder to enter into and carry out the terms of this Agreement.

4.        Representations and Warranties of Northern Dynasty

            Northern Dynasty represents and warrants that: (a) it is a corporation validly existing, duly organized and in good standing under the laws of its jurisdiction of incorporation; (b) it has the requisite power and authority to enter into and carry out the terms of this Agreement; and (c) this Agreement has been duly executed and delivered by Northern Dynasty and constitutes a legal, valid and binding obligation of Northern Dynasty, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

5.        Control

            If any of the Cannon Point Subject Securities are held through a nominee or corporation or trust or other legal entity over which the Shareholder has control, as defined in the legislation governing the ownership of the property of such nominee or corporation or trust or other legal entity (either alone or in conjunction with any other person), the Shareholder shall vote or shall cause to be voted such Cannon Point Subject Securities and exercise his or her power and authority to ensure that this Agreement is complied with by said nominee or corporation or trust or other legal entity.

6.        Capacity as Shareholder

            If the Shareholder is a member of the board of directors of Cannon Point, the Shareholder is bound hereunder solely in his capacity as a Shareholder.

7.        Disclosure

            The Shareholder agrees that the details of this Agreement may be set out in any press release, information circular or other communication of Cannon Point and/or Northern Dynasty issued, made or given in connection with the Arrangement or the Arrangement Agreement and that this Agreement may be made publicly available on SEDAR or filed with the securities regulatory authorities in Canada and otherwise to the extent required by Law.

8.	Termination.

	(a)	This Agreement shall automatically terminate on the first to occur of:

		(i)	the date that the Securityholder Approval is obtained;

		(ii)	the date that the Arrangement Resolution is not approved at a duly called and held Cannon Point Meeting; and

		(iii)	the termination of the Arrangement Agreement.

(b)

This Agreement may be terminated by the Shareholder if (i) Northern Dynasty breaches or is in default of any of its covenants or obligations under this Agreement in a material way; or (ii) any of the representations or warranties of Northern Dynasty under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided the Shareholder has notified Northern Dynasty in writing of any of the foregoing events and the same has not been cured by Northern Dynasty within ten (10) calendar days of the date such notice was received by Northern Dynasty.

(c)

Upon termination of this Agreement in accordance with this Section 8, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement occurring prior to such termination.

9.	Miscellaneous.

(a)

Each of the Parties agrees to execute such further and other deeds, documents, instruments and assurances and to do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

(b)

It is understood and agreed that monetary damages would not be a sufficient remedy for any breach of this Agreement by the Shareholder. Without prejudice to the rights and remedies otherwise available to it, Northern Dynasty shall be entitled to equitable relief by way of injunction or otherwise if the Shareholder breaches, or threatens to breach, any of the provisions of this Agreement. Northern Dynasty shall not be required to obtain or furnish any bond or similar instrument in connection with or as a condition to obtaining or seeking any such remedy. Notwithstanding that damages may be readily quantifiable, the Shareholder agrees not to plead sufficiency of damages as a defense in any such proceeding and the Shareholder further agrees to not oppose Northern Dynasty in seeking or the granting of such relief.

(c)

This Agreement constitutes the entire agreement between the Parties concerning the subject matter hereof and supersedes all prior or contemporaneous representations, discussions, proposals, negotiations, communications and agreements, whether oral or written, between the Parties relating to the same.

(d)

No amendment, modification or waiver of any provision of this Agreement shall be effective unless in writing and signed by duly authorized signatories of the Parties. The waiver by either party of a breach of or a default under any provision of this Agreement shall not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either party to exercise or avail itself of any right, power, privilege or remedy that it has or may have hereunder operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further exercise of any such right, power, privilege or remedy hereunder.

(e)

Nothing in this Agreement shall be construed to require the Shareholder or Northern Dynasty to violate any judgement, ruling, order, writ, injunction, award, Law, decree, statute, ordinance, rule or regulation applicable to either party.

(f)

This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

(g)

In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be invalid or unenforceable, the remaining portions hereof shall remain in full force and effect and such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties, and shall in no way be affected, impaired or invalidated.

(h)

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors, permitted assigns, trustees, representatives, heirs and executors. This Agreement may not be assigned by either party without the prior written consent of the other party.

(i)

Each of the parties acknowledges that it has had the opportunity to obtain legal advice satisfactory to it concerning the nature and effect of this Agreement, which it executes without reliance on any representation, advice, or inducement by the other party.

(j)

This Agreement may be executed in one or more counterparts and delivered by facsimile or other means of electronic reproduction, and each copy so executed and delivered will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same instrument.

[Signature Page Follows]

            Please confirm your agreement with the foregoing by signing a copy of this Agreement where indicated below and returning the same to the undersigned by facsimile or email.

Sincerely yours,

NORTHERN DYNASTY MINERALS LTD.

/s/ Trevor Thomas

Per: Authorized Signatory

Accepted and agreed to with effect from the date first written above.

FIORE FINANCIAL & ADVISORY CORP.
Name of Shareholder (please print)

/s/ Gordon Keep
Signature of Shareholder or, if not an individual,
Authorized Signatory

Number of Cannon Point Shares held:

NIL

Number of Cannon Point stock options held:

675,000

Number of Cannon Point warrants held:

NIL